                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F [X] Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes [ ] No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________________.)


================================================================================

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

    In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

    The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

    This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003

         We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The unaudited, non-reviewed and non-consolidated income statement data as of and for the nine months ended September 30, 2002 and 2003 and balance sheet data as of December 31, 2002 and September 30, 2003 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP") and were derived from the financial statements included in the quarterly reports filed with the Financial Supervisory Commission of Korea and the Korea Stock Exchange.

         The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. Under Korean GAAP, for the years ended December 31, 2000, 2001 and 2002, SK Telecom's non-consolidated revenues accounted for 77.6%, 74.4% and 92.6%, respectively, of our consolidated revenues. We can give no assurance as to what the actual ratios will be for 2003. In addition, results of operations for the first nine months of 2003 may not be indicative of results of operations for the full year 2003.

         We merged Shinsegi into SK Telecom with effect from January 13, 2002. As a result, our results of operations from that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information. Consequently, it may be difficult to compare our non-consolidated income statement data as of and for the nine months ended September 30, 2002 to that as of and for the nine months ended September 30, 2003.


                                                                            FOR THE NINE MONTHS
                                                                            ENDED SEPTEMBER 30,
                                                                    -------------------------------------
                                                                         2002                2003
                                                                    ---------------    ------------------
                                                                            (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue.............................................           W 6,268.4             W 7,039.8
Operating Expenses............................................             4,177.7               4,651.9
Operating Income..............................................             2,090.7               2,387.9
Other Income..................................................               204.0                 197.2
Other Expenses................................................               352.5                 430.9
Income Taxes..................................................               593.6                 644.6
                                                                    ---------------    ------------------
Net Income....................................................           W 1,348.6             W 1,509.5
                                                                    ===============    ==================


                                                                 ----------------------------------------
                                                                  AS OF DECEMBER        AS OF SEPTEMBER
                                                                        31,                30, 2003
                                                                       2002
                                                                 ------------------    ------------------
                                                                          (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets..........................................           W 2,747.0             W 3,698.4
Total Non-Current Assets......................................             9,974.2               9,764.4
Total Assets..................................................            12,721.2              13,462.8
Total Current Liabilities.....................................             4,015.9               4,577.9
Total Long-Term Liabilities...................................             3,168.4               3,355.2
                                                                 ------------------    ------------------
Total Shareholders' Equity....................................           W 5,536.9             W 5,529.7
                                                                 ==================    ==================

     Non-Consolidated Operating Revenue. SK Telecom's operating revenue increased by 12.3% to Won 7,039.8 billion for the nine months ended September 30, 2003 from Won 6,268.4 billion for the nine months ended September 30, 2002, principally reflecting a 14.9% increase in cellular revenue to Won 6,244.1 billion for the nine months ended September 30, 2003 from Won 5,432.4 billion for the nine months ended September 30, 2002, which was offset in part by a 4.3% decrease in interconnection revenue.

     The increase in SK Telecom's cellular revenue was principally due to an increase in the number of SK Telecom's wireless subscribers, as well as an increase in the average monthly revenue per subscriber. The number of SK Telecom's subscribers increased to approximately 18.0 million as of September 30, 2003 reflecting a market share of approximately 54.3% from approximately
17.0 million as of September 30, 2002.

     Wireless Internet sales increased by 88.1% to Won 908.9 billion for the nine months ended September 30, 2003 from Won 483.3 billion for the nine months ended September 30, 2003, representing 14.6% of SK Telecom's cellular revenue, primarily due to the increased number of wireless internet-enabled handset holders.

     SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) increased by 0.7% to Won 43,193 for the nine months ended September 30, 2003 from Won 42,876 for the nine months ended September 30, 2002. The increase is principally due to increases in average monthly revenue per subscriber from wireless Internet sales and average monthly revenue per subscriber from value-added services and other sales, which was partially offset by the reduction in tariffs by 7.3 % (based on a reduction in the standard tariff plan) from January 2003 and the decrease in interconnection rates.

     On an aggregate basis, interconnection revenue decreased by 4.3% to Won
774.7 billion for the nine months ended September 30, 2003 from Won 809.8 billion for the nine months ended September 30, 2002. The decrease was primarily due to lower interconnection rates during the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002.

     Non-Consolidated Operating Income. SK Telecom's operating income increased by 14.2% to Won 2,387.9 billion for the nine months ended September 30, 2003 from Won 2,090.7 billion for the nine months ended September 30, 2002.

     Non-Consolidated Operating Expenses. SK Telecom's operating expenses increased by 11.4% to Won 4,651.9 billion for the nine months ended September 30, 2003 from Won 4,177.7 billion for the nine months ended September 30, 2002 primarily due to increases in commissions paid, fees and commissions, network interconnection expenses, depreciation and amortization expenses, leased line expenses, labor costs and miscellaneous operating expenses.

     Commissions increased by 19.5% to Won 1,661.1 billion for the nine months ended September 30, 2003 compared to Won 1,390.6 billion for the nine months ended September 30, 2002. The increase was primarily due to the increase in average subscribers by 9.0% during the period, increase in commissions paid to retail agents and wireless Internet content providers as wireless internet sales increase, increase in the number of handsets sold and our aggressive marketing activities to maintain our market leadership in 2G and 2.5G services as well as 3G services going forward.

     Network interconnection expenses increased by 12.1% to Won 606.7 billion for the nine months ended September 30, 2003 compared to Won 541.2 billion for the nine months ended September 30, 2002. The increase was primarily due to higher subscriber numbers and an increase in the amount of mandated payment in Universal Service Obligation fund, which were only partially offset by a decrease in interconnection fees and the level of interconnection fees that SK Telecom must pay to other operators for calls using their networks. Additionally, SK Telecom reflected as an expense in the second quarter of 2003 all of the amounts due to be paid to KT Corporation for the years 1998, 1999, 2000 and 2001 pursuant to a cost sharing arrangement regarding the provision of directory assistance services by KT Corporation to our subscribers. SK Telecom will discuss with KT Corporation the amounts to be paid for directory assistance services provided to SK Telecom's subscribers during 2002 and the six months ended June 30, 2003.

     Depreciation & amortization expenses increased by 3.8% to Won 1,026.7 billion for the nine months ended September 30, 2003 compared to 989.2 billion for the nine months ended September 30, 2002. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

     Labor cost increased by 17.6% to Won 287.9 billion for the nine months ended September 30, 2003 compared to Won 244.8 billion for the nine months ended September 30, 2002. The increase was primarily due to payment of performance bonuses to employees in 2003.

     Leased line expenses increased by 14.6% to Won 225.3 billion for the nine months ended September 30, 2003 compared to Won 196.6 billion for the nine months ended September 30, 2002, primarily due to an increase in wireless traffic.

     Miscellaneous operating expenses increased by 2.2% to Won 231.0 billion for the nine months ended September 30, 2003 compared to Won 225.9 billion for the nine months ended September 30, 2002, primarily due to increases in communications related expenses which increased by 23.8% to Won 36.5 billion for the nine months ended September 30, 2003 from Won 29.5 billion for the nine months ended September 30, 2002. This increase was offset in part by a 19.4% decrease in taxes and public dues.

     Advertising expenses decreased by 10.3% to Won 255.6 billion for the nine months ended September 30, 2003 compared to Won 284.9 billion for the nine months ended September 30, 2002 primarily due to the increased marketing expenses during the FIFA World Cup soccer tournament and the Asian Games, both of which were held in Korea during the nine months ended September 30, 2002.

     Non-Consolidated Other Income. Other income, consisting primarily of dividend income, commission income and interest income, decreased by 3.4% to Won
197.2 billion for the nine months ended September 30, 2003 compared to Won 204.0 billion for the nine months ended September 30, 2002. Other income decreased primarily due to declines in the gain on equity method, foreign exchange and translation gains and collection of previously written off accounts receivable, which were partially offset by increases in interest income, dividend income and miscellaneous income.

     Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest expense, donations, foreign exchange and translation losses, loss on disposal and impairment of property and equipment and miscellaneous expenses, increased by 22.3 % to Won 430.9 billion for the nine months ended September 30, 2003 compared to Won 352.5 billion for the nine months ended September 30, 2002. Other expenses increased primarily as a result of increases in interest expense, loss on equity method and loss on the impairment of long-term investment securities, which were only partially offset by a decrease in loss on disposal of property and equipment. As a percentage of operating revenue, other expenses increased to 6.1% for the nine months ended September 30, 2003 from 5.6% for the nine months ended September 30, 2002.

     Non-Consolidated Income Tax. Provision for income taxes increased by 8.6% to Won 644.6 billion for the nine months ended September 30, 2003 from Won 593.6 billion for the nine months ended September 30, 2002.

     Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 11.9% to 1,509.5 billion for the nine months ended September 30, 2003 from Won 1,348.6 billion for the nine months ended September 30, 2002.

INCOME STATEMENT



                                                                           (KRW MM)
                                                      JAN~SEP 03         JAN~SEP 02
                                                      ----------         ----------
  CELLULAR REVENUE                                     6,244,121         5,432,435
  INTERCONNECTION REVENUE                                774,686           809,822
  OTHERS                                                  21,040            26,154
                                                       ---------         ---------
REVENUE                                                7,039,847         6,268,411
                                                       ---------         ---------
OPERATING EXPENSES                                     4,651,945         4,177,720
                                                       ---------         ---------
   WAGE AND EMPLOYEE BENEFITS                            287,948           244,801
   COMMISSIONS                                         1,661,094         1,390,616
   ADVERTISING                                           255,629           284,909
   DEPRECIATION                                        1,026,651           989,241
   NETWORK INTERCONNECTION                               606,740           541,231
   LEASED LINE                                           225,261           196,611
   R&D EXPENSES                                          147,973           111,998
   RENT                                                  101,023           103,782
   FREQUENCY USAGE FEES                                   97,379            88,583
   BAD DEBT                                               11,250                --
   OTHERS                                                230,996           225,948
                                                       ---------         ---------
OPERATING INCOME                                       2,387,902         2,090,691
                                                       ---------         ---------
OTHER INCOME                                             197,164           204,037
                                                       ---------         ---------
   INTEREST INCOME                                        46,714            32,587
   INCOMING FEES                                          91,564            78,407
   GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT              1,449             2,646
   GAIN ON EQUITY METHOD                                      --            36,399
   FOREIGN EXCHANGE AND TRANSLATION GAINS                 11,576            28,582
   OTHERS                                                 45,861            25,416
                                                       ---------         ---------
OTHER EXPENSES                                           430,935           352,498
                                                       ---------         ---------
   INTEREST EXPENSES                                     284,241           227,334
   DONATIONS                                              12,421             9,491
   LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT             10,816            40,981
   LOSS ON EQUITY METHOD                                  18,063                --
   FOREIGN EXCHANGE AND TRANSLATION LOSS                   2,661             4,223
   LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES            18,717               400
   LOSS ON DISPOSAL OF INVESTMENT ASSETS                     179             2,252
   OTHERS                                                 83,838            67,817
                                                       ---------         ---------
ORDINARY INCOME                                        2,154,131         1,942,229
                                                       ---------         ---------
INCOME BEFORE INCOME TAXES                             2,154,131         1,942,229
                                                       ---------         ---------
   INCOME TAXES                                          644,611           593,592
                                                       ---------         ---------
NET INCOME                                             1,509,520         1,348,638
                                                       =========         =========


BALANCE SHEET


                                                                        (KRW MM)
                                                   03-SEP               02-DEC
                                                -----------          -----------
TOTAL ASSETS                                     13,462,839           12,721,218
                                                -----------          -----------
   CURRENT ASSETS                                 3,698,425            2,746,991
                                                -----------          -----------
      CASH AND MARKETABLE SECURITIES              1,175,663              476,115
      ACCOUNTS RECEIVABLE - TRADE                 1,390,129            1,290,475
      SHORT-TERM LOANS                               27,813               29,623
      ACCOUNTS RECEIVABLE - OTHER                   913,105              809,616
      INVENTORIES                                     6,062               10,718
      OTHERS                                        185,654              130,444
                                                -----------          -----------
   INVESTMENT ASSETS                              1,909,838            3,132,330
                                                -----------          -----------
      LONG-TERM INVESTMENT SECURITIES             1,524,573            2,806,963
      LONG-TERM LOANS                                44,554               57,984
      GUARANTEE DEPOSITS                            239,707              221,815
      OTHERS                                        101,003               45,568
                                                -----------          -----------
   PROPERTY AND EQUIPMENT                         4,288,124            4,451,548
                                                -----------          -----------
      LAND                                          441,744              439,915
      BUILDING AND FIXTURE                          790,199              778,833
      EQUIPMENT                                   2,295,792            2,432,552
      CONSTRUCTION IN PROGRESS                      318,408              345,063
      OTHERS                                        441,981              455,186
                                                -----------          -----------
   INTANGIBLE ASSETS                              3,566,451            2,390,350
                                                -----------          -----------
LIABILITIES                                       7,933,160            7,184,271
                                                -----------          -----------
   CURRENT LIABILITIES                            4,577,949            4,015,859
                                                -----------          -----------
      ACCOUNTS PAYABLE                              713,179            1,587,532
      SHORT-TERM BORROWINGS                       1,458,669              620,000
      INCOME TAXES PAYABLE                          386,013              362,365
      ACCRUED EXPENSES                              473,269              354,716
      CURRENT PORTION OF LONG-TERM DEBT           1,287,749              920,745
      OTHERS                                        259,070              170,502
                                                -----------          -----------
   LONG-TERM LIABILITIES                          3,355,210            3,168,412
                                                -----------          -----------
      LONG-TERM DEBT                              2,505,427            2,913,801
      FACILITY DEPOSITS                              45,605               46,850
      ACCRUED SEVERANCE INDEMNITIES                  73,975               45,861
      OTHERS                                        730,203              161,899
                                                -----------          -----------
SHAREHOLDERS' EQUITY                              5,529,679            5,536,948
                                                -----------          -----------
    CAPITAL STOCK                                    44,639               44,576
    CAPITAL SURPLUS                               2,916,150            2,884,385
    RETAINED EARNINGS                             4,706,334            4,897,099
    CAPITAL ADJUSTMENTS                          (2,137,445)          (2,289,112)
       TREASURY STOCK                            (2,047,103)          (2,192,449)
       UNREALIZED LOSS ON VALUATION OF              (93,792)             (99,115)
       LONG-TERM INVESTMENT SECURITIES
       STOCK OPTIONS                                  3,450                2,452
                                                -----------          -----------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SK TELECOM CO., LTD.


                                                     By:  /s/ Chi Woo Han
                                                     ---------------------------
                                                     Name: Chi Woo Han
                                                     Title: Vice President
                                                     Finance Management Office

Date: November 14, 2003